UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Epocrates, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29429D103
(CUSIP Number)

Daniel H. Orenstein, Esq. athenahealth, Inc. 311 Arsenal Street Watertown, Massachusetts 02472 (617) 402-1000	Lawrence S. Wittenberg, Esq. John T. Haggerty, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29429D103
1	NAMES OF REPORTING PERSONS ATHENAHEALTH, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,960,144[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%[1]
14	TYPE OF REPORTING PERSON CO

(1)
An aggregate of 4,960,144 shares of Epocrates, Inc. (“Epocrates”) common stock are subject to voting agreements dated January 7, 2013 (the “Voting Agreements”) entered into by athenahealth, Inc. (“athenahealth”) and each of Three Arch Partners II, LP, Sprout Entrepreneurs' Fund, L.P., Sprout Capital IX, L.P., DLJ ESC II, L.P., DLJ Capital Corporation, Peter C. Brandt, Adam Budish, Philippe O. Chambon, Heather A. Gervais, Gary Greenfield, Thomas Harrison, Andrew Hurd, Matthew Kaminer, Patrick Jones, Erick Tseng, and Mark Wan (discussed in Items 3 and 4 below) representing shares beneficially owned by the stockholders. athenahealth expressly disclaims beneficial ownership of any shares of Epocrates common stock covered by the Voting Agreements. Based on the number of shares of Epocrates common stock outstanding as of January 7, 2013 (as represented by Epocrates in the Merger Agreement discussed in Items 3 and 4).

Item 1.	Security and Issuer.
This statement on Schedule 13D relates to the voting common stock, par value $0.001 per share (the “Shares”), issued by Epocrates, Inc. (“Epocrates”). The address of the principal executive offices of Epocrates is 1100 Park Place, Suite 300, San Mateo, California 94403.

Item 2.	Identity and Background.
This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by athenahealth, Inc., a Delaware corporation (“athenahealth”). The address of the principal business and the principal office of athenahealth is 311 Arsenal Street, Watertown, Massachusetts 02472. athenahealth is a leading provider of cloud-based electronic health record (EHR), practice management, and care coordination services to medical groups and health systems.
Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of athenahealth as of the date hereof. To athenahealth's knowledge, each of the individuals listed on Schedule A is a citizen of the United States.
Neither athenahealth nor, to athenahealth's knowledge, any person listed on Schedule A, during the last five years: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
On January 7, 2013, athenahealth and Echo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of athenahealth (“MergerSub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Epocrates. Pursuant to the Merger Agreement, MergerSub will, subject to the satisfaction or waiver of the conditions therein, merge with and into Epocrates, the separate corporate existence of MergerSub shall cease and Epocrates shall be the successor or surviving corporation of the merger (the “Merger”), and a wholly owned subsidiary of athenahealth.
As an inducement to enter into the Merger Agreement, and in consideration thereof, athenahealth entered into a voting agreement with each of Three Arch Partners II, LP, Sprout Entrepreneurs' Fund, L.P., Sprout Capital IX, L.P., DLJ ESC II, L.P., DLJ Capital Corporation, Peter C. Brandt, Adam Budish, Philippe O. Chambon, Heather A. Gervais, Gary Greenfield, Thomas Harrison, Andrew Hurd, Matthew Kaminer, Patrick Jones, Erick Tseng, and Mark Wan (each a “Stockholder”), each dated as of the date of the Merger Agreement (the "Voting Agreements").
Pursuant to the Voting Agreements, each Stockholder has agreed, at any meeting of the stockholders of Epocrates or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Epocrates, with respect to the Merger, the Merger Agreement, or any Competing Transaction (as defined in the Merger Agreement), that the Stockholder shall (1) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum and (2) vote (or cause to be voted, including via proxy), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares that such Stockholder shall be entitled to so vote: (a) in favor of adoption and approval of the Merger Agreement and all other transactions contemplated by the Merger Agreement as to which stockholders of Epocrates are called upon to vote or consent; and (b) against any Competing Transaction, or any agreement, transaction, or other matter that is intended to, or would reasonably be expected to, impede, interfere with, materially delay, postpone, or materially and adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.
Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements. athenahealth has not expended any funds in connection with the execution of the Voting Agreements.
Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.
The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to athenahealth's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 7, 2013. A copy of the form of Voting Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit 10.1 to athenahealth's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 7, 2013.

Item 4.	Purpose of Transaction.
As described in Item 3 above, this statement is being filed in connection with the Merger Agreement and the Voting Agreements.
Upon the consummation of the Merger (the “Effective Time”), each issued and outstanding share of Epocrates common stock (other than treasury shares; shares held by athenahealth, MergerSub, or any subsidiary of athenahealth or Epocrates; and dissenting shares) will be canceled and automatically converted into the right to receive $11.75 in cash, without interest (the “Merger Consideration”). All outstanding options and restricted stock unit awards under Epocrates’ equity compensation plans will be assumed by athenahealth at the Effective Time. Each outstanding option and restricted stock unit award shall be exercisable or shall be settled upon the same terms and conditions as under the applicable Epocrates equity compensation plan, except that each option shall be exercisable for, and each restricted stock unit shall be converted into the right to receive, shares of athenahealth common stock using an exchange ratio based on the average closing sales prices per share of athenahealth’s common stock for the ten trading days ending on the second trading day prior to the closing of the Merger. The Merger is conditioned upon, among other things, requisite Epocrates stockholder approval, the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions.
Following the Merger, the Shares will no longer be traded on the Nasdaq Global Select Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.
Except as set forth in this Statement and in connection with the Merger described above, athenahealth does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) and (b) As a result of the Voting Agreements, athenahealth may be deemed to be the beneficial owner of 4,960,144 Shares (including 576,183 Shares issuable upon exercise of stock options that are exercisable within 60 days of January 7, 2013). All Shares that may be deemed to be beneficially owned by athenahealth constitute approximately 19.5% of the issued and outstanding Shares as of January 7, 2013 (as represented by Epocrates in the Merger Agreement). However, athenahealth does not control the voting of such Shares with respect to other matters, and does not possess any other rights as an Epocrates stockholder with respect to such Shares. athenahealth disclaims any beneficial ownership of such Shares, and nothing contained herein shall be deemed to be an admission by athenahealth as to the beneficial ownership of such Shares.
To athenahealth's knowledge, no Shares are beneficially owned by any of the persons listed on Schedule A.
(c) Except for the Merger Agreement and the Voting Agreements, to athenahealth's knowledge, no transactions in Epocrates common stock have been effected during the past 60 days by any person named in Schedule A or Item 5(a).
(d) To athenahealth's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except for the Merger Agreement and the Voting Agreements described above, to athenahealth's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Epocrates, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

2.1
Agreement and Plan of Merger, dated as of January 7, 2013, by and among athenahealth, Inc., Epocrates, Inc. and Echo Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by athenahealth, Inc. with the SEC on January 7, 2013).

2.2	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by athenahealth, Inc. with the SEC on January 7, 2013).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2013	athenahealth, Inc.
	By:	/s/ Daniel H. Orenstein
Daniel H. Orenstein
Senior Vice President, General Counsel, and Secretary

SCHEDULE A
Directors and Executive Officers of athenahealth, Inc.
The following tables set forth the name, business address and present principal occupation or employment of each director and executive officer of athenahealth, Inc. ("athenahealth"). Except as indicated below, the business address of each person is c/o athenahealth, Inc., 311 Arsenal Street, Watertown, MA 02472.
DIRECTORS

Charles D. Baker Entrepreneur in Residence General Catalyst Partners 20 University Road, 4th Floor Cambridge, MA 02138	Ruben J. King-Shaw, Jr. Managing Partner and Chief Investment Officer Mansa Capital 500 Boylston Street, 5th Floor Boston, MA 02116

Jonathan Bush Chief Executive Officer, President and Chairman athenahealth	Jacqueline B. Kosecoff Managing Partner Moriah Partners, LLC 111 West Ocean Blvd., Suite 1750 Long Beach, CA 90802

Brandon Hull General Partner Cardinal Partners 230 Nassau Street Princeton, NJ 08542	James L. Mann Director athenahealth and SunGard Data Systems Inc.

Dev Ittycheria Venture Partner Greylock Partners 2550 Sand Hill Road, Suite 200 Menlo Park, CA 94025	David E. Robinson Director athenahealth

John A. Kane Director athenahealth, Merchants Bancshares, Inc. and several private organizations	William Winkenwerder, Jr. President and Chief Executive Officer Highmark Inc. 120 Fifth Avenue Pittsburgh, PA 15222
EXECUTIVE OFFICERS

Name	Position
Timothy M. Adams	Senior Vice President, Chief Financial Officer, and Treasurer
Jonathan Bush	Chief Executive Officer, President, and Chairman
Rob Cosinuke	Senior Vice President and Chief Marketing Officer
Stephen N. Kahane	President, Enterprise Services Group
Daniel H. Orenstein	Senior Vice President, General Counsel, and Secretary
Ed Park	Executive Vice President and Chief Operating Officer

SCHEDULE B

Stockholder	Shares Beneficially Owned (1)(2)	Options Exercisable Within 60 Days
Three Arch Partners II, L.P.(3)	1,655,329	—
Sprout Entrepreneurs' Fund, L.P.(“Sprout Entrepreneurs”)(4)	17,882	—
Sprout Capital IX, L.P. (“Sprout IX”)(4)	2,434,175	—
DLJ ESC II, L.P. (“ESC II”)(4)	158,773	—
DLJ Capital Corporation (“DLJCC”)(4)	33,340	—
Peter C. Brandt	196,660	137,335
Adam Budish	4,875	3,750
Philippe O. Chambon(4)	2,693,295	49,125
Heather A. Gervais	10,486	9,361
Gary Greenfield	25,545	25,545
Thomas L. Harrison	122,484	122,484
Andrew Hurd	14,445	—
Matthew A. Kaminer	35,941	27,499
Patrick Jones	126,414	126,414
Erick Tseng	25,545	25,545
Mark Wan(3)	1,704,454	49,125

(1)	As of January 7, 2013, as provided by Epocrates, Inc. ("Epocrates").

(2)
The calculation of beneficial ownership of each of the listed individuals includes the number of shares issuable to such person upon the exercise of stock options exercisable by such person within 60 days of January 7, 2013.

(3)
Pursuant to Epocrates's proxy statement filed with the SEC on August 30, 3012 (the “Proxy Statement”), these shares represent shares held by Three Arch Partners II, L.P., or Three Arch, over which Three Arch has voting and investment power. Mr. Wan, as a managing member of a related entity, has shared voting and investment control over the shares owned by Three Arch. Mr. Wan disclaims beneficial ownership of the shares held by Three Arch except to the extent of his pecuniary interest therein. As of January 7, 2013, as provided by Epocrates, in addition to the shares beneficially owned by Mr. Wan by virtue of the shares owned by Three Arch, Mr. Wan has beneficial ownership of 49,125 shares subject to stock options exercisable within 60 days of January 7, 2013 granted to Mr. Wan.

(4)
Pursuant to the Proxy Statement, these shares represent shares held by Sprout IX, Sprout Entrepreneurs, ESC II and DLJCC (the “Sprout Funds”), over which such entities or related entities have voting and investment power. Dr. Chambon, in his capacity as a member of the investment committees of DLJCC and other related entities, may be deemed to beneficially own the shares of the Sprout Funds. Dr. Chambon disclaims beneficial ownership of the shares held by the Sprout Funds, except to the extent of his pecuniary interest therein. As of January 7, 2013, as provided by Epocrates, in addition to the shares beneficially owned by Dr. Chambon by virtue of the shares owned by the Sprout Funds, Dr. Chambon has beneficial ownership of 49,125 shares subject to stock options exercisable within 60 days of January 7, 2013 granted to Dr. Chambon.